Exhibit 21.1
Subsidiaries
The following is the name, jurisdiction of organization and percentage ownership by the Company of its subsidiaries.

Subsidiary	Jurisdiction of Incorporation	Company Owned by Percentage
X4 Pharmaceuticals, Inc.	Delaware	100%
X4 Pharmaceuticals (Austria) GmbH	Austria	100%
X4 Pharmaceuticals Securities Corporation	Massachusetts	100%
X4 Therapeutics Inc.	Delaware	100%